Byron B. Rooney	Davis Polk & Wardwell LLP	CONFIDENTIAL
+1 212 450 4658	450 Lexington Avenue
byron.rooney@davispolk.com	New York, NY 10017 davispolk.com

March 14, 2025

Re:	Klarna Group plc Draft Registration Statement on Form F-1 Confidentially Submitted February 25, 2025 CIK No. 0002003292
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Attention:	Madeleine Joy Mateo Christian Windsor Lory Empie Michael Volley
Ladies and Gentlemen:
On behalf of our client, Klarna Group plc, a public company with limited liability incorporated pursuant to the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-1, as amended by Amendments No. 1, No. 2 and No. 3 thereto, confidentially submitted to the Commission on February 25, 2025 (the “Registration Statement”) contained in the Staff’s letter dated March 12, 2025. The Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing the revised Registration Statement concurrently with this letter.
Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

Amendment No. 3 to Confidential Draft Registration Statement on Form F-1 submitted February 25, 2025
General
1.We note that you will have a multi-class share capital structure. Please revise your disclosure to address the following:
•Please disclose the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to shareholders, for example with respect to the amendment of organizational documents and approval of major corporate transactions.
•Please disclose that future issuances of your high-vote shares may be dilutive to low-vote shareholders.
•Please disclose how you will determine whether more than 50% of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 90-92 and 246-247 of the Registration Statement in response.
Cover Page
2.Please revise your cover page to describe the rights upon liquidation of deferred shares, including that holders of deferred shares have the right to receive an amount of $10,000,000 on each ordinary share and $5,000,000 on each Class C share upon liquidation, dissolution or winding up. Add a risk factor to discuss the liquidation preference. Please also revise where appropriate to briefly explain the purpose(s) of the deferred shares.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 91, 265 and 268 of the Registration Statement in response.

The Company further respectfully submits that its deferred shares will participate in any liquidation, dissolution or winding up of the Company only after the Company distributed to holders of its share capital $10.0 million for each ordinary share and $5.0 million for each Class C share they hold. As of December 31, 2024, the Company had more than 350 million ordinary shares issued and outstanding and its net tangible book value per outstanding ordinary share was less than $2.50. Accordingly, the Company does not expect that holders of its deferred shares will effectively participate in the funds of the Company upon its liquidation, dissolution or winding up. In light of the above, the Company does not believe that a separate risk factor discussing such liquidation preference would be helpful in assisting potential investors in evaluating the terms of the Company’s multi-class share capital structure and related risks.

3.We note your disclosure on page 17 that the “holders of Class B shares will continue to control a majority of the combined voting power and will be able to control all matters submitted to our shareholders for approval.” Revise the cover page to disclose the percentage ownership and percentage of voting control held by the Class B shareholders and clarify whether the company will be a “controlled company” under NYSE standards.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the cover page of the Registration Statement in response. The Company further respectively advises the Staff that, as disclosed in the Registration Statement, Class B shares will be issued to all of the Company’s current shareholders in the form of a bonus issue proportionally to their current economic interest in the Company prior to the completion of the offering to which the Registration Statement relates. Such shareholders will, subject to limited exceptions discussed in the Registration Statement, continue to hold Class B shares in proportion to the economic interest that they maintain in the Company following such offering.
Item 7. Recent Sales of Unregistered Securities, page II-2
4.Please confirm that this Item will address the share issuances described on pages 19-20 of your Prospectus Summary, or revise if appropriate.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages II-3 and II-4 of the Registration Statement in response.
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In addition, in response to the Staff’s comment provided telephonically to us, as the Company’s counsel, we respectively advise the Staff on behalf of the Company as follows:
The Company continuously strives to develop innovative products and solutions for its consumers and merchants. To that end, the Company plans to continue to leverage and invest in its network and expand its product offerings over time to address market opportunities, in particular in payments, digital advertising and retail banking, as disclosed in various places in the Registration Statement. As part of that long-term strategy, the Company on an ongoing basis and in the ordinary course of its business identifies, evaluates and explores various potential new products and offerings as well as operational changes and improvements. As a regulated financial institution with an EEA banking license, it also conducts a robust and comprehensive legal and regulatory review as part of the above-referenced process to ensure that the Company’s product offerings and operations comply with applicable laws and regulations in the jurisdictions in which it operates. The Company’s efforts with respect to any potential integration of digital assets, including cryptocurrencies, into the Company’s network or operations or implementation of digital asset-based products or services, are currently in preliminary stages. In particular, the Company does not expect to announce or implement any digital asset-based products, services or features in the near future that would materially impact its operations, competitive position or future prospects. Because of that, the Company does not believe that any additional disclosure in the Registration Statement with respect to the above-referenced efforts is needed or would be helpful to potential investors.
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Should any questions arise, please do not hesitate to contact me at (212) 450-4658 (tel) or byron.rooney@davispolk.com, or Daniel P. Gibbons at (212) 450-3222 (tel) or dan.gibbons@davispolk.com. Thank you for your time and attention.
Very truly yours,
/s/ Byron B. Rooney
Byron B. Rooney
cc:
Niclas Neglén, Chief Financial Officer of the Company
Daniel P. Gibbons, Davis Polk & Wardwell LLP
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